UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Zurich, October 21, 2015 Credit Suisse to grow profits and capital generation by:

•	Serving the large and growing segment of wealthy entrepreneurs in emerging markets
•	Growing its Universal Bank in its Swiss home market, with a partial IPO planned by 2017[1]
•	Reducing significantly capital usage in its Investment Banking operations
•	Strengthening its balance sheet through a proposed rights offering of approximately CHF 4.7 billion and a private placing of approximately CHF 1.35 billion
•	Lowering its fixed costs by delivering CHF 3.5 billion of gross cost savings by end-2018
•	Investing CHF 1.5 billion in new growth initiatives in the next three years
•
Implementing a streamlined organizational structure, fully aligned with these strategic objectives, with three geographic divisions – Swiss Universal Bank (CHUB), Asia Pacific (APAC), and International Wealth Management (IWM) – and two investment banking divisions: Global Markets and Investment Banking and Capital Markets (IBCM)

•	Changing the leadership structure to reflect the strategic and structural initiatives, with six new members joining the Executive Board

At its meeting on October 20, 2015, the Board of Directors resolved to introduce a comprehensive package of measures setting the new strategic direction, structure and organization of Credit Suisse. Today, the Group presents a strategy and plans that are intended to deliver long-term, sustainable growth in profits and shareholder returns through the cycle, by focusing on the right markets and activities, ensuring better capital allocation and strengthening materially its balance sheet. The strategy builds on Credit Suisse’s core strengths: its position as a top global private bank and wealth manager, its specialist investment banking capabilities, and its strong presence in its home market of Switzerland.

1 IPO of Legal entity Credit Suisse (Schweiz) AG. Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG

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October 21, 2015 Page 2/9

Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, said: “In view of the profound changes occurring within our industry and following the appointment by the Board in July of Tidjane Thiam as CEO, Tidjane, together with the executive team, performed an in-depth analysis of the Group and, in close collaboration with the Board, conducted a detailed strategic review. The new strategy and plans proposed by Tidjane and the executive team were yesterday unanimously approved by the Board of Directors.”

He added: “Our objectives are to have a strong capital base, to be a professional and reliable partner to our clients in our core businesses and markets, to achieve sustainable, profitable growth and to deliver measurable value for our shareholders. The Board of Directors fully endorses the strategic direction presented today.”

Credit Suisse Strategy

Credit Suisse’s strategy is focused on three fundamental objectives:

1.
To expand profitably Credit Suisse’s position in its home market by growing its Swiss Universal Bank that aims to become the bank of choice for Swiss private, corporate and institutional clients. The development of an efficient, integrated banking platform combined with a planned IPO will offer Credit Suisse an opportunity to participate in domestic consolidation opportunities.[2] The Swiss Universal Bank will be a unique equity story of a universal bank, focused on the wealthy and profitable Swiss market.

2.
To scale up its private banking and wealth management franchise in the attractive markets of Asia, Eastern Europe, the Middle East, Latin America and Africa. The bank will accelerate its growth in Asia Pacific by allocating more capital to serve the wealthy entrepreneurs of this region via a dedicated, integrated APAC division. In other emerging markets, the newly established International Wealth Management division will replicate the successful “Bank for Entrepreneurs” APAC model.

3.
To right-size the Investment Bank by focusing on its superior capabilities that best support wealth management client needs. This is designed to result in higher profitability with lower capital usage and lower volatility in earnings.

To support the implementation of this strategy, a strong capital position is an absolutely necessary condition. Over the past few years, Credit Suisse’s capital position has constrained its strategic flexibility, restricted its ability to implement the necessary restructuring measures and impacted negatively its ability to generate capital and remit it to its shareholders. The new, strong capital position – resulting from the proposed placings and rights offering and the many management actions announced today – should enable Credit Suisse to meet the stricter capital requirements that are expected as a result of regulatory change and face with confidence an uncertain international environment.

2 IPO of Legal entity Credit Suisse (Schweiz) AG. Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG

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October 21, 2015 Page 3/9

Tidjane Thiam, Chief Executive Officer of Credit Suisse, said: “I am confident that today marks the beginning of an exciting chapter in the evolution of this historic and important institution for Switzerland. The team that I have the privilege of leading and I are determined to build on the excellent franchises and the dedicated people at Credit Suisse to meet the needs of our clients worldwide and to do so profitably. The strengthening of our capital position today will allow us to be in control of our own destiny and drive a strategy aimed at making Credit Suisse a clear leader in private banking and wealth management, with distinctive investment banking capabilities, both here at home in Switzerland, in the US and in the attractive markets of APAC, the Middle East, Central and Eastern Europe and Latin America.”

Simplified Structure

To support the execution of the strategy, Credit Suisse will simplify its organization which has been a matrix of two business divisions, each with co-heads, and four regions. The Group will be restructured to create three new, regionally focused divisions: Switzerland, APAC and International Wealth Management serving Western Europe, Central and Eastern Europe, Latin America and Africa.

Two other divisions – Global Markets and Investment Banking and Capital Markets (IBCM) – will sit alongside these regional businesses. These operating businesses will be supported by a number of focused functions at Group Executive Board level, including a newly established position of Chief Operating Officer, tasked with driving the transformation of Credit Suisse into a more decentralized organization, and a new position of Chief Compliance and Regulatory Affairs Officer, who will coordinate our strategic and increasingly important relationships with regulators across the world.

The new organizational structure will be simpler and will have clearer reporting lines with the abolition of co-head positions. It is built around the needs of clients and puts the businesses closer to their markets. With Group functions more closely aligned with the day-to-day activities of the operating divisions, the businesses will have increased accountability and control over their costs. This, and flatter hierarchies, will allow for more direct decision-making as well as further efficiency improvements. At the same time, a strengthening of key Group functions, notably Risk and Compliance, together with more transparent information flows will enable continued control over this more decentralized model.

Executive Team

The refocusing of the Group necessitates changes to the leadership structure resulting in a new composition of the executive team. On October 20, 2015, the Board of Directors appointed six new members of the Executive Board: Pierre-Olivier Bouée, Peter Goerke, Thomas Gottstein, Iqbal Khan, Helman Sitohang and Lara Warner. All the functional heads will be based in Zurich.

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Going forward, the composition of the Executive Board will be as follows:

Tidjane Thiam	CEO
Thomas Gottstein	Swiss Universal Bank
Helman Sitohang	APAC
Iqbal Khan	International Wealth Management
Timothy O’Hara	Global Markets
James L. Amine	Investment Banking and Capital Markets
David Mathers	Chief Financial Officer
Romeo Cerutti	General Counsel
Joachim Oechslin	Chief Risk Officer
Pierre-Olivier Bouée	Chief Operating Officer
Lara Warner	Chief Compliance and Regulatory Affairs Officer
Peter Goerke	Human Resources, Communications and Branding

As a consequence of these changes, Gaël de Boissard, Hans-Ulrich Meister, Robert Shafir and Pamela Thomas-Graham will step down from the Executive Board. The Board of Directors owes them considerable thanks for their substantial contributions during their tenures as members of the Executive Board.

Urs Rohner said: “We would like to thank all of them for their hard work and commitment. They are outstanding executives who have contributed significantly to the progress of Credit Suisse over many years.”

Management Actions

To execute the new strategy, Credit Suisse is announcing a comprehensive set of management actions:

-
A program to lower the capital allocated to investment banking activities, particularly through a significant reduction of the Macro business (by 72% in risk-weighted assets (RWA) and 79% in leverage between 2Q15 and end-2015) and an optimization of its Prime business (by 50% in RWA and 25% in leverage over the same period).

-	A material improvement of the bank’s breakeven point through CHF 3.5 billion in gross cost savings by end-2018.[3] These cost savings are expected to be achieved by a combination of:
o	Simplifying mid- and back-office platforms,
o	Right-sizing the bank’s footprint in London,

3 Based on 2015 cost base; Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses in the SRU & restructuring costs, but including other costs to achieve savings.

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o	Substantial completion of a number of Corporate Center programs and
o
Making a number of disposals and closures. As Credit Suisse’s footprint is increasingly streamlined with a focus on profitable growth, service models in Western Europe will be adjusted to make our business more efficient. In the US, our domestic Private Banking business is not currently positioned to compete in scale without significant investment or acquisition. Given this limitation, the economics for Credit Suisse do not yet meet profitability criteria and, therefore, cannot achieve optimal returns for our shareholders relative to our alternatives. As a result, we have taken the decision to transition our current Private Banking brokerage business model and better leverage our Investment Banking and Asset Management capabilities for US UHNW clients. This transition plays to the strengths of our US franchise and is in the best interests of our clients and shareholders. We have signed an exclusive recruiting arrangement to provide relationship managers and their clients in our US Domestic Private Banking business an opportunity to transition to Wells Fargo Advisors by early 2016. In addition, the two companies expect to strategically expand their relationship to make additional Credit Suisse Investment Banking and Asset Management offerings available to the Wells Fargo distribution network.

-	In total, Credit Suisse’s cost base is expected to reduce by a net CHF 2 billion to between CHF 18.5 billion and 19.0 billion by end-2018.
-	In parallel to these cost reductions, Credit Suisse needs to invest in its future and up to CHF 1.5 billion will be invested to support growth initiatives.
-
Credit Suisse will form a Strategic Resolution Unit (SRU) that will oversee the effective wind-down of the bank’s portfolios that do not fit its strategic direction, including those in the current Non-Strategic Units (NSUs). The renaming of those activities is intended to communicate that effectively resolving these portfolios becomes a clear area of focus of the bank, with explicit targets and deadlines.

-
The planned partial IPO of a stake, estimated today to be between 20% and 30%, in our Swiss Universal Bank by the end of 2017[4], market conditions permitting. A stand-alone public listing will bring a number of strategic advantages: it will (i) highlight the value of our Swiss franchise, which will enhance the value of Credit Suisse as a whole, (ii) exert market discipline to support the delivery of key growth and profit objectives and (iii) allow an easier consolidation of segments of the Swiss banking sector. Credit Suisse Group will retain control of the institution, which is the cornerstone of the business and at the heart of this new strategy.

4 IPO of Legal entity Credit Suisse (Schweiz) AG.  Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG

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October 21, 2015 Page 6/9

Tracking Progress

In order to track progress in implementing its strategy, the Group has today set out the following objectives:

1.	More than double APAC pre-tax income (PTI) from CHF 0.9 billion in 2014 to CHF 2.1 billion in 2018
2.	Increase PTI in International Wealth Management from CHF 1.3 billion in 2014 to CHF 2.1 billion in 2018
3.	Grow PTI for the Swiss Universal Bank from CHF 1.6 billion in 2014 to CHF 2.3 billion in 2018
4.	Lower the cost base by CHF 2 billion to between CHF18.5 billion and CHF 19.0 billion by 2018
5.	Wind down the Strategic Restructuring Unit RWA (excluding Operational Risk) from CHF 42 billion at end-3Q15 to CHF 12 billion by year-end 2018;
6.	Maintain Global Markets RWA stable at USD ~83-85 billion between year-end 2015 and year-end 2018;
7.	Reduce Global Markets Leverage from USD 380 billion at year-end 2015 to ~USD 370 billion by year-end 2018;
8.	Generate CHF 23-25 billion in Operating Free Capital by 2020, of which 40% will be returned to shareholders in dividends over the period

Today’s capital raise will take us to a pro-forma Look-through CET1 ratio of 12.2% and a pro-forma Look-through CET1 leverage ratio of 3.6% based on year-end 2015 targets. Over the next three years, through a more disciplined capital allocation process, we will fund growth in APAC and International Wealth Management through the release of capital from the SRU, enabling us to operate with a CET1 ratio above 12-13% and a leverage ratio above 3.5%.

Tidjane Thiam said: “I am confident we have the right structure and the right leadership to take our strategy forward. The divisions we have created by geography will provide a greater focus on serving customers in those regions.

“Emerging markets, particularly in Asia, present us with great opportunities and we will work hard to capture the wealth management opportunity in these economies that we are confident will become the largest proportion of the world economy over time. Asia is a huge and diverse region where 70% of the world’s population live and work. It is characterized by a dynamic entrepreneurial culture and policymakers who believe in free enterprise, long-term investment and an open world economy. Asia has grown strongly in the past few decades and so has Credit Suisse in the region. We will accelerate that progress to become the bank of choice for Entrepreneurs in Asia and we believe the strong fundamentals of the region will lift our returns for investors as Asia grows wealthier.

“We are confident that despite recent concerns about a potential slowdown of emerging markets growth, the majority of growth in global wealth generation will continue to take place in emerging economies. Wealth in these economies is mostly concentrated in the hands of first and second

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generation entrepreneurs. This is true in APAC as well the Middle East, Central and Eastern Europe, Latin America and Africa. This represents vast opportunities for Credit Suisse which is present in the right markets, with the right skills, to become the bank of reference for successful entrepreneurs in those parts of the world.

“In addition to our focus on wealth management, we are right-sizing our investment bank to focus it on creating value for our clients – both individual and corporate – servicing all their wealth management, advisory, capital raising and credit needs.

“Our home market of Switzerland is central to our strategy. It is a great advantage to have, like Credit Suisse, a leading position in one of the most advanced and enterprising economies in the world. Our Swiss operations are vital for us. We are reorganizing our activities in Switzerland to create a universal bank, better equipped to service this important and prosperous market.

“Today, we are also taking decisive action to strengthen our balance sheet and capital position to the point where it will not be any more a source of concern for our clients, our investors or our regulators.

“Our strategy is a growth strategy; a profitable growth strategy. It will create value for our customers, generate capital, and over time deliver value to our key stakeholders – investors, clients and staff.

“We strongly believe that the global economy – and especially the emerging markets in Asia, the Middle East, Latin America and Africa – will continue to lift levels of wealth and prosperity; providing opportunities Credit Suisse is ideally placed to capture.”

Information
Media Relations Credit Suisse, +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, +41 44 333 71 49, investor.relations@credit-suisse.com

DISCLAIMER

Important note
This document is intended to inform the holders of shares of Credit Suisse Group AG and the general public about the envisaged capital increases proposed to be resolved by the Extraordinary General Meeting to be held on November 19, 2015. It is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or of any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to participate in the capital increases proposed to be resolved by the Extraordinary General Meeting to be held on November 19, 2015 should be based exclusively on the issue and listing prospectus to be published by Credit Suisse Group AG for such purpose.

This document and the information contained herein is not for publication or distribution in the United States of America and should not be distributed or otherwise transmitted into the United States or to U.S. persons (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to

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subscribe for or to purchase any securities in the United States of America. The Shares referred to herein have not been and will not be registered under the Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the Shares in the United States of America.

The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive 2003/71/EC (as amended, including by Directive 2010/73/EU, and including any applicable implementing measures in any Member State, the “Prospectus Directive”) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

Statement regarding capital, liquidity and leverage
As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (“BIS”) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (“BCBS”), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.

The re-segmented financial information is preliminary and subject to further review
This press release contains certain historical financial information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from January 1, 2014. Such information is preliminary in nature and subject to review, evaluation and refinement, has not been audited or reviewed by our independent public accountants and can be expected to change in certain respects before any final re-segmentation is published. In addition, , “Illustrative”, “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators.  All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control.  Accordingly, this information should not be relied on for any purpose.

We may not achieve the benefits of our strategic initiatives
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and

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uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalizations or confiscations in countries where we conduct operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries where we conduct operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: October 21, 2015		Director